Exhibit 99.6

CONSENT OF QUALIFIED PERSON

28 August 2020

TO:

Autorité des Marchés Financiers du Québec

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Nunavut Securities Office

Yukon Registrar of Securities

AND TO: Turquoise Hill Resources Ltd. (the “Corporation”)

Re:	Technical Report dated 28 August 2020

I, Racquel Kolkert, am an author of the technical report entitled “Oyu Tolgoi 2020 Technical Report” dated 28 August 2020, with an effective date of 30 June 2020 (the “Technical Report”).

I hereby consent to (i) the public filing of the Technical Report and (ii) the use of any extracts from or summary of the Technical Report in the Corporation’s news releases dated July 2, 2020 (“Turquoise Hill announces completion of 2020 Oyu Tolgoi Feasibility Study, updated Mineral Reserves and Mineral Resources, and an improved liquidity outlook” and August 28, 2020 (“Turquoise Hill announces increased 2021 gold production outlook and files 2020 Oyu Tolgoi Technical Report”) filed with the securities regulatory authorities referred to above.

I certify that I have read each of the news releases referred to above filed by the Corporation and that they fairly and accurately represent the information in the parts of the Technical Report for which I am responsible.

Yours truly

Dated: 28 August 2020

“Racquel Kolkert” [signed]

Name: Racquel Kolkert

Title: Director, Resources and Exploration, Turquoise Hill Resources Ltd.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

1